

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 6, 2014

Via E-mail

Alan N. Forman
Senior Vice President and General Counsel
STR Holdings, Inc.
18 Craftsman Road
East Windsor, CT 06088

RE: STR Holdings, Inc.
Schedule TO-I filed January 31, 2014
File No. 5-85108

Dear Mr. Forman:

We have reviewed the above-captioned filing and have the following comments. Where indicated, the Schedule TO should be amended in response to these comments. If you disagree, we will consider the explanation as to why a comment is inapplicable or a revision is not necessary. In some of our comments, we may ask for information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase | Cover Page

1. The offered per share purchase price ranges from as high to $1.54 to as low to $1.00. Please provide us with a well-reasoned legal analysis in support of the apparent conclusion that the offer price has been disclosed in compliance with Item 4 of Schedule TO and corresponding Item 1004 of Regulation M-A as well as §14(e) of the Securities and Exchange Act of 1934.

2. If STR Holdings increases the number of shares accepted for payment by 2%, the maximum number of shares that will be purchased amounts to 73.6% of the outstanding shares. Notwithstanding the offer condition that enables the issuer to cancel its obligation to purchase in the event such purchase would produce a going private effect, or the statement in Item 13 of Schedule TO that indicates no disclosure is required by Schedule 13E-3, please provide us with a well-reasoned legal analysis in support of the apparent conclusion that Rule 13e-3 is inapplicable. Please address the extent to which STR considered whether a purchase of this magnitude could be viewed as the first step in a series of transactions that could ultimately produce one or both of the going private effects specified in Rule 13e-3.

Determination of Validity, page 28

3. We noticed the language that indicates all determinations with respect to validity made by STR will be "final and binding" on all parties who tender. Disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon such parties. In addition, please disclose security holders may challenge the determinations made, and make conforming changes to other sections of the Offer to Purchase to the extent additional unqualified references to "final and binding" have been made.

Closing Comments

Please amend the filing to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the issuer acknowledging that:

*   the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

*   the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions to me at (202) 551-3266.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

Alan N. Forman
STR Holdings, Inc.
February 6, 2014
Page 3

cc: Douglas Warner
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153